Exhibit 99.1

XM CANADA MERGER WITH SIRIUS CANADA INC. APPROVED BY SHAREHOLDERS OF CANADIAN SATELLITE RADIO HOLDINGS INC.

Toronto Stock Exchange Symbol: XSR

TORONTO, Feb. 17 /CNW/ - Canadian Satellite Radio Holdings Inc. (CSR), the parent company of Canadian Satellite Radio Inc. (XM Canada) (TSX: XSR), is pleased to announce that CSR's shareholders overwhelmingly approved the merger of XM Canada and Sirius Canada at CSR's annual and special meeting of shareholders held in Toronto earlier today.

"Today's shareholder vote marks an exciting next step in our journey and represents a major milestone in the approval process.  In the coming months we will continue to work with the CRTC and the Competition Bureau to obtain regulatory approval," stated John Bitove, Executive Chairman of CSR. "The proposed merger of equals will create a leading Canadian media company and nationwide audio entertainment provider that will deliver exceptional value to shareholders and subscribers, and enhance the long-term success of satellite radio in Canada."

It is expected that a combined XM Canada and Sirius Canada will yield synergies of approximately $20 million (on an annualized basis) within 18 months of closing by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

"The Canadian cultural community also wins, as a combined company offers a bigger platform for artists to reach audiences in both Canada and the US," continued Bitove.

With an expected total subscriber base of more than 1.8 million, the combined company will benefit from a highly experienced management team with extensive industry knowledge in media and broadcasting operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

The combined company will create a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailer nationwide. Automakers are responding to customer demand for in-vehicle entertainment and the combined entity will lead to more than 50 per cent of vehicles sold in Canada having factory installed satellite radios as an option. This further demonstrates how important satellite radio is becoming to Canadians.

The consummation of the merger remains subject to the satisfaction of, or compliance with, certain conditions, including receiving all necessary regulatory approvals (including CRTC approval) and the successful refinancing of the Company's indebtedness. There can be no assurance that the Company or Sirius will be able to satisfy or comply with these or other customary closing conditions. Details of the Combination Transaction are contained in the Company's information circular (the "Circular") dated January 12, 2011, which is available on SEDAR at www.sedar.com.

The transaction is currently expected to close during the third quarter of the Company's 2011 fiscal year.

The report of voting results has been filed with SEDAR at www.sedar.com.

About Canadian Satellite Radio Holdings Inc.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada Inc.

To find out more about SIRIUS visit www.sirius.ca

Forward-Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and the Company assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the proposed transaction will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in the Company's filings with the Canadian securities regulators, available at www.sedar.com.

This press release does not constitute an offer to purchase or sell any securities or a solicitation of consents. Any offer to purchase or sell securities or solicitation of consents will be made by means of an offer to purchase or sell and consent solicitation statement and related letter of transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

/NOTE TO PHOTO EDITORS: A photo accompanying this release is available at http://photos.newswire.ca. Images are free to accredited members of the media/

%CIK: 0001354901

For further information:

INVESTOR RELATIONS CONTACT:
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Trish Tervit
416-969-2809
ttervit@environicspr.com

CO: XM Canada

CNW 16:42e 01-MAR-11